SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER

                     PURSUANT TO RULE 13a-16 OR 15d-16 OF

                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of March, 2004



                               CP SHIPS LIMITED

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                (Translation of Registrant's Name Into English)

            62-65 Trafalgar Square, London WC2N 5DY, United Kingdom

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                   (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                 Form 20-F                  Form 40-F     X
                           -------                        -

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes             No     X
                    --------            -

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

     This report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant:

                            Form S-8 No. 333-13954



                               Page 1 of 5 Pages

                       Exhibits Index appears on Page 3


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                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        CP SHIPS LIMITED
                                                 (Registrant)

Date:  25 March 2004
                                        By:   /s/ John K. Irving
                                             --------------------------------
                                             Name:  John K. Irving
                                             Title: Vice President, General
                                                    Counsel & Secretary


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                                Exhibits Index

The following is a list of Exhibits included as part of this Report on Form 6-K.

Description of Exhibit                                                    Page
----------------------                                                    ----

     10.1    Press Release of CP Ships Limited "CP SHIPS                   4
             CLOSES ON $525 MILLION REVOLVING CREDIT
             FACILITY", dated 25 March 2004


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


                                                                  Exhibit 10.1

           CP SHIPS CLOSES ON $525 MILLION REVOLVING CREDIT FACILITY


London, UK (25th March 2004) - CP Ships Limited has closed on a five-year $525 million secured multicurrency revolving credit facility.


The new facility, which is secured on 25 owned ships, replaces two secured revolving credit facilities, one for $175 million in place since August 2001 and one for $350 million completed in March 2002. It is available for general corporate purposes including capital expenditure and acquisitions.


Pricing is linked to credit ratings. Based on CP Ships' current corporate credit ratings of BBB- from Standard & Poor's and Ba2 from Moody's Investor Services, initial borrowings will be at LIBOR+1.10% with a commitment fee of 0.44% payable on the undrawn portion. Should CP Ships draw more than half of the facility, the applicable margin will increase by 0.15%.


Citigroup Capital Markets Limited, HSBC Bank plc and ING Bank NV are the mandated lead arrangers. The facility has been placed with a total of 16 banks with extensive experience of lending to the shipping industry.


                                    -ends-

About CP Ships: One of the world's leading container shipping companies, CP Ships provides international container transportation services in four key regional markets: TransAtlantic, Australasia, Latin America and Asia. Within these markets CP Ships operates 35 services in 22 trade lanes, most of which are served by two or more of its seven readily recognized brands: ANZDL, Canada Maritime, Cast, Contship Containerlines, Italia Line, Lykes Lines and TMM Lines. CP Ships has a fleet of 80 ships and 443,000 teu in containers. Its annual volume is 2.2 million teu, more than 80% of which is North American exports or imports. It also owns Montreal Gateway Terminals, which operates one of the largest marine container terminal facilities in Canada. CP Ships' is listed on the Toronto and New York stock exchanges under the symbol TEU and is in the S&P/TSX 60 Index of top Canadian publicly listed companies. For further information visit the CP Ships website, www.cpships.com.

Forward Looking Statements: Except for historical information, the statements made in this press release may constitute forward-looking statements. These include statements regarding the intent, belief or current expectations of CP Ships and its management regarding the company's operations, strategic directions, prospects and future results, which in turn involve certain risks and uncertainties. Certain factors may cause actual results to differ materially from those contained in the forward-looking statements, including changes in freight rates; general


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global and economic and business conditions; the effects of competition and technological developments; changes in demand for container shipping; changes in laws and regulations; difficulties in achieving cost savings; currency, fuel price and interest rate fluctuations; and other risks discussed in the company's filings with The Toronto Stock Exchange and the US Securities and Exchange Commission, which are incorporated by reference.

                                   CONTACTS
                                   Investors
                       Jeremy Lee, VP Investor Relations
                          Telephone: + 1 514 934 5254

                                     Media
                 Elizabeth Canna, VP Corporate Communications
             Telephone: +44 (0)20 7389 1119 or +41 (0)79 691 3764
                                      or
                   Ian Matheson, Impress Communications Ltd
                        Telephone: +44 (0)1689 860 660


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